Exhibit 99.1

UNITED UTILITIES PLC

ACQUISITION OF EQUITY STAKE HELD BY THE CAPGEMINI GROUP IN VERTEX

9 NOVEMBER 2004

United Utilities PLC has acquired the 14.6 per cent equity stake held by the Capgemini Group ("Capgemini") in Vertex Data Science Limited ("Vertex") for £47.5 million in cash. Following this transaction, United Utilities now owns 100 per cent of Vertex's share capital and Capgemini no longer has any representation on the Board of Vertex.

This acquisition does not alter the strategic alliance that exists between the two companies. This partnership, which is not an exclusive relationship, enables Capgemini and Vertex to focus on their core skills and, by pooling their complementary expertise, provide clients with a combined offering where appropriate.

Vertex originally teamed up with Capgemini in February 2001 when it was mainly an in-house service provider to United Utilities. As part of the deal, Vertex took on Capgemini's existing business process outsourcing business and Vertex outsourced its existing IT infrastructure work to Capgemini. Capgemini also took a minority shareholding in Vertex.

Chief Executive of United Utilities, John Roberts, said:

"The partnership has served us well and helped Vertex during its developmental stage. In conjunction with Capgemini we now operate substantial contracts with clients such as Hydro-One and Westminster City Council.

"Having developed its own transformational outsourcing capability, and won significant contracts independently of the partnership, Vertex has reached a new level of maturity. It is now a leading player in the business process outsourcing market in its own right. According to a recent market report, Vertex is now the fourth largest business process outsourcing company in the United Kingdom.

"With Capgemini wanting to crystallise its investment in Vertex, we welcome the opportunity to buy back its minority stake in the business. Vertex continues to have good growth prospects for the future, based on its ability to apply its expertise, gained through managing utility customer bases, to the rapidly growing business process outsourcing market, both in the UK and North America."

Paul Spence, Head of Outsourcing Services Europe for Capgemini, said:

“Capgemini’s sale of its shares in Vertex will not impact the close working relationship we have with the company in the provision of call centre and customer management activities. Working together in this way makes us an extremely powerful force in the market across both our areas of expertise.”

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex provides business process outsourcing services to utilities, local and central government and the service segment of the private sector. Vertex specialises in transforming front and back-office processes and the management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sectors, who require customer management and transformational capability, and the associated cost savings, when outsourcing their business processes.

In the financial year ending 31 March 2004, Vertex generated £386.5 million of revenues and £25.1 million of operating profit (before goodwill). After goodwill Vertex's operating profit was £21.3 million. Vertex's net operating assets as at 31 March 2004 were £111.7 million.

Capgemini, one of the world’s foremost providers of Consulting, Technology and Outsourcing services, reported 2003 global revenues of 5.7 billion euros and employs approximately 60,000 people worldwide.